The Real Brokerage To Commence
Trading Today on the OTCQX Market

NEWS PROVIDED BY The Real Brokerage Inc. → Aug 11, 2020, 07:35 ET

TORONTO and NEW YORK, Aug. 11, 2020 /PRNewswire/ -- The Real Brokerage Inc. (TSXV: REAX) (OTCQX: REAXF), a national, technology-powered real estate brokerage in the U.S., announced that its common shares have been approved for listing by OTC Markets Group and will commence trading today on the OTCQX Best Market under the symbol "REAXF". The common shares will continue to trade on the TSX Venture Exchange under the symbol "REAX".

The Real Brokerage Inc. is the parent company of Real Technology Broker Ltd. and its US subsidiaries, (collectively "Real"). Founded in 2014, Real is a fast-growing, technology-powered real estate brokerage.

"We're excited to debut on OTCQX to improve the trading opportunities for our agents and increase exposure to US investors," said Tamir Poleg, co-founder and CEO of Real.

Real's business model and growth have been broadly recognized. Real was named as an Inc. 500 fastest-growing private company in 2019, a Real Trends 500 top brokerage firm in 2020, and was recognized on the Financial Times Americas' Fastest Growing Companies list in 2020.

U.S. investors can find current financial disclosure and Real-Time Level 2 quotes for the company on otcmarkets.com/stock/REAXF.

About Real
Real (www.joinreal.com) is a technology-powered real estate brokerage in 20 US states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information
For more details, please contact:
The Real Brokerage Inc.
Lynda Radosevich
lynda@joinreal.com
917-922-7020

Forward-Looking Information
This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward- looking information in this press release includes, without limiting the foregoing, information relating to the commencement of trading of Real's common shares on the OTCQX Best Market.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE The Real Brokerage Inc.

Related Links http://www.joinreal.com